Exhibit 99.2

Capitalization

The following table sets forth our current and long-term liabilities and total capitalization as of June 30, 2014 prepared on the basis of International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”).

As at June 30, 2014
(in millions of €)
(A) Short-term Financial Liabilities (including short term portion of long term financial liabilities) that are:
Guaranteed (1)	54
Secured (2)	159
Unguaranteed/Unsecured	4,148
Total short-term financial liabilities	4,361

(B) Long-term Financial Liabilities (excluding short term portion) that are:
Guaranteed (1)	0
Secured (2) (3)	1,481
Unguaranteed/Unsecured (4)	30,494
Total long-term financial liabilities	31,975

(C) Minority Interests (excluded from net income):	1,762

(D) Equity attributable to shareholders of Orange S.A. (excluding net income):
Share capital	10,596
Statutory Reserves	1,059
Other Reserves (5)	14,265
Equity attributable to equity holders of Orange S.A. (excluding net income)	25,920

Capitalization	64,018

(1) Corresponds to financial indebtedness of Orange S.A.’s subsidiaries which is guaranteed by Orange S.A. or other Orange Group entities; does not include certain financial indebtedness of Orange Polska guaranteed by the European Investment Bank.

(2) Does not include certain financial debt, comprised of asset- or mortgage-backed securities or capitalized leases with respect to which either Orange S.A. or any of its subsidiaries has given pledges, guarantees, privileges or other security interests.

(3) Includes 1,270 million euros of cash collateral for derivatives. Orange S.A. has concluded agreements with various financial counterparts that may impose a monthly settlement corresponding, subject to threshold conditions, to the variation in the market value of these instruments (mark to market). Orange S.A. has issued debt securities in foreign currencies (USD, CHF, JPY, GBP, HKD) that it has generally swapped for euro.

(4) In addition, on September 24, 2014, Orange issued hybrid subordinated perpetual bonds in three tranches for a total amount of 2.25 billion euros and 600 million pounds sterling, and on October 3, 2014, Orange bought back through a tender offer 255.2 million euros in Euros Notes and 464.2 million pounds in Pounds Sterling Notes.

(5) Other reserves include reserves with respect to issue premiums, conversions, gains (losses) registered directly in shareholders’ equity and accumulated reserves (losses).

As of the date of this prospectus, except as disclosed above no significant change has occurred with respect to the information presented above since June 30, 2014.